EXHIBIT 4(c)
FIDELITY INVESTMENTS LIFE INSURANCE COMPANY
ENDORSEMENT:  INDIVIDUAL RETIREMENT ANNUITY
This Endorsement is a part of the Contract. The effective date of this Endorsement is the Contract Date shown on the Contract Schedule page.
This Contract is issued on a tax qualified basis under Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Code"), so the following provisions apply and replace any contrary Contract provisions:
(1) The Owner must be the sole owner of the Contract. Also, the Owner must be the Annuitant and may name a Joint Annuitant. Furthermore, all distributions made while the Owner is alive must be made to the Owner.
(2) The Contract is not transferable (other than a transfer incident to a divorce decree in accordance with Section 408(d)(6) of the Code) and is established for the exclusive benefit of the Owner and his or her designated beneficiary.
(3) No contributions will be accepted other than a rollover contribution, as permitted by sections 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) of the Code.
(4) The Owner's entire interest in the Contract is nonforfeitable.
(5) In order to satisfy the minimum distribution requirements of Code section 408(b)(3), the Owner's entire interest in the Contract must be distributed, or begin to be distributed, by the Owner's "Required Beginning Date", which is the April 1 following the calendar year in which the Owner reaches age 70 1/2. For each succeeding year, a distribution must be made on or before December 31. On the application the Owner elects to receive annuity income in accordance with the selected annuity income option. If a guarantee period is chosen, it must not exceed the shorter of (1) the Owner's life expectancy or, if a Joint Annuitant is named, the joint and last survivor expectancy of the Owner and the Joint Annuitant, and (2) the applicable maximum period set forth in Q&A-5(b) of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. In addition, distributions must be either nonincreasing or they may increase only as provided in Q&A F-3 of section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.
All distributions made hereunder shall be made in accordance with the minimum distribution requirements of sections 408(b)(3) and 401(a)(9) of the Code and the regulations thereunder, including the incidental death benefit requirements of 401(a)(9)(G) of the Code and the regulations thereunder (including the minimum distribution incidental benefit requirement of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations).
If the Owner names a Joint Annuitant, the Owner must select one of the joint and survivor annuity income options set forth in the Contract under which the survivor will receive the full annuity income, two-thirds of the full annuity income, or one-half of the full annuity income. However, the Owner may not select a joint and survivor annuity income option with full annuity income to the survivor if the Joint Annuitant is not the Owner's spouse and the Owner is more than 10 years older than the Joint Annuitant. In addition, the Owner may not select a joint and survivor annuity income option with two-thirds of the annuity income to the survivor if the Joint Annuitant is not the Owner's spouse and the Owner is more than 24 years older than the Joint Annuitant.
(6) An individual may satisfy the minimum distribution requirements under sections 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, if the Owner owns two or more IRAs, the Owner may use the alternative method described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above.
(7) If the Owner dies before his or her entire interest is distributed, the remaining interest, if any, will be distributed as follows:
(a) If the Owner dies after distribution of his or her interest has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.
(b) If the Owner dies before distributions have begun, the entire remaining interest must be distributed as follows:
(1) if there is no Joint Annuitant, by December 31st of the year containing the fifth anniversary of the Owner's death, and usually within seven days after we receive due proof of the Owner's death; or
(2) if there is a Joint Annuitant, in equal or substantially equal payments over the life or the life with a period certain not exceeding the life expectancy of the Joint Annuitant starting by December 31st of the year following the year of the Owner's death.
(8) Life expectancies will be calculated by use of the applicable return multiples specified in Tables V and VI of Section 1.72-9 of the Treasury Regulations.
(9) Distributions under section 408(b)(3) of the Code are considered to have begun if distributions are made on account of the Owner reaching his or her Required Beginning Date or if prior to the Required Beginning Date distributions commence over a period permitted and in an annuity form acceptable under section 1.401(a)(9) of the Treasury Regulations.
(10) This Contract cannot be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose (other than a transfer incident to a divorce decree in accordance with Section 408(d)(6) of the Code).
(11) The Company reserves the right to amend this Endorsement in any aspect at any time so that it may conform to the applicable provisions of the Code as in effect from time to time. Any such amendment will be subject to any necessary regulatory approvals.
Signed for the Company at its Executive Office, Boston, Massachusetts.
  President      Secretary